

Gobierno de Puerto Rico
Departamento de Estado

Fecha de la Transacción: 24-mar.-2023
Núm. Registro: 504912
Núm. Recibo: 28202990



Certificado de Organización de una Compañía de Responsabilidad Limitada

Artículo I - Nombre de la Compañía de Responsabilidad Limitada

El nombre de la Compañía de Responsabilidad Limitada Doméstica es: D&H OPERATIONS LLC
El nombre de la entidad incluye el término: LLC

Artículo II - Oficina Principal y Agente Residente

Su oficina principal en el Gobierno de Puerto Rico estará localizada en:

Dirección Física — **Carr. 842 Camino Los Romeros, Bo. Caimito de Río Piedras Sur #5074, SAN JUAN, PR, 00926**

Dirección Postal — **PO BOX 16862 , SAN JUAN, PR, 00908**

Teléfono — **(787) 461-1027**

El nombre, dirección física y postal del Agente Residente a cargo de dicha oficina son:

Nombre — **MONLLOR IRIZARRY, MARIANELA**

Dirección Física — **Carr. 842 Camino Los Romeros, Bo. Caimito de Río Piedras Sur #50744, SAN JUAN, PR, 00926**

Dirección Postal — **PO BOX 16862 , SAN JUAN, PR, 00908**

Correo Electrónico — **mmonllor@outlook.com**

Teléfono — **(787) 461-1027**

Artículo III - Naturaleza o Propósito

Esta es una entidad Con Fines de Lucro cuya naturaleza o propósito son:

Operación y administración de un parque de mascotas con experiencias y entretenimiento para toda la familia. Además, podrá llevar a cabo cualquier propósito o actividad comercial permitida por las leyes del Estado Libre Asociado de Puerto Rico y los Estados Unidos de América, con sus propios recursos, empréstitos y personal, mediante la contratación de terceros y de servicios profesionales, joint ventures, acuerdos comerciales, cualquier combinación o de cualquier forma permitida por las leyes.

Artículo IV - Personas Autorizadas

El nombre y dirección física y postal de cada Persona Autorizada es:

Nombre — **Muratti Guzmán, Iván M.**

Dirección Física — **Carr. 842 Camino los Romeros , Bo. Caimito de Rio Piedras Sur #5074, SAN JUAN, PR, 00926**

Dirección Postal — **PO BOX 16862 , SAN JUAN, PR, 00908**

Correo Electrónico	**ivan.muratti@outlook.com**
Nombre	**Muratti Guzmán, Mariana**
Dirección Física	**Carr. 842 Camino los Romeros , Bo. Caimito de Rio Piedras Sur #5074, SAN JUAN, PR, 00926**
Dirección Postal	**PO BOX 16862, SAN JUAN, PR, 00908**
Correo Electrónico	**marianamuratti@icloud.com**
Nombre	**Monllor Irizarry, Marianela**
Dirección Física	**Carr. 842 Camino los Romeros , Bo. Caimito de Rio Piedras Sur #5074, SAN JUAN, PR, 00926**
Dirección Postal	**PO BOX 16862, SAN JUAN, PR, 00908**
Correo Electrónico	**mmonllor@outlook.com**

Artículo V - Administradores

Facultades no terminarán al presentarse este Certificado.

Artículo VI - Término de Existencia

El término de existencia de esta entidad será: **Perpetua**

La fecha en que la entidad tendrá vigencia: **24-mar.-2023**

Documentos de Apoyo

Documento	Fecha de Emisión

DECLARACIÓN BAJO PENA DE PERJURIO

EN TESTIMONIO DE LO CUAL, Yo / Nosotros Muratti Guzmán, Iván M.,Muratti Guzmán, Mariana,Monllor Irizarry, Marianela, el suscribiente, con el propósito de formar una compañia de responsabilidad limitada con arreglo a las leyes de Puerto Rico, juro/juramos que los datos contenidos en este Certificado son ciertos. Hoy, 24 de marzo de 2023.